

07002549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2875 Union Road Suite 30-33
(No. and Street)

Cheektowaga (City) New York (State) 14227 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Schlemmer (716) 592-7195
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center (Address) Buffalo (City) New York (State) 14203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Patricia Schlemmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finance & Operations Manager
Title

FEDELA M. MARRERO
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Feb. 28 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
M&T Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M&T Securities, Inc. (the "Company") (a wholly-owned subsidiary of Manufacturers and Traders Trust Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

PRICEWATERHOUSECOOPERS

M&T SECURITIES, INC.

Financial Statements and Schedules

December 31, 2006

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2006



PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Board of Directors and Shareholder of
M&T Securities, Inc.

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2007

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2006
(Dollars in thousands)

Assets:	
Deposits at parent:	
Operating account	$ 129
Accounts segregated for customer funds	6,168
Securities owned, at market value	2,413
Investment in MTB Money Market Mutual Fund	25,213
Commissions and fees receivable	4,989
Furniture and equipment, at cost less accumulated depreciation of $3,562	806
Deferred income taxes	1,176
Other assets	1,692
Total assets	$ 42,586
Liabilities:	
Due to customers	$ 6,168
Due to parent	3,397
Commissions payable	2,318
Current income taxes payable to parent	495
Other liabilities	2,496
Total liabilities	14,874
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding	75
Additional paid-in capital	19,917
Retained earnings	7,720
Total stockholder's equity	27,712
Total liabilities and stockholder's equity	$ 42,586

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year ended December 31, 2006
(In thousands)

Revenues:	
Commissions	$ 58,825
Fees	16,489
Trading	2,432
Interest	1,243
Other	3,882
Total revenues	82,871
Expenses:	
Employee compensation and benefits	43,098
Occupancy	13,202
Advertising and promotion	676
Clearing broker fees	836
Other	11,681
Total expenses	69,493
Income before income taxes	13,378
Income taxes	5,658
Net income	$ 7,720

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2006
(In thousands)

Cash flows from operating activities:		
Net income	$	7,720
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense		1,317
Depreciation and amortization		666
Deferred income tax benefit		(259)
Net change in:		
Commissions and fees receivable		(1,048)
Current income taxes payable to/receivable from parent		1,354
Due to parent		1,284
Commissions payable		446
Other, net		661
Net cash provided by operating activities		12,141
Cash flows from investing activities:		
Purchases of furniture and equipment, net		(246)
Cash flows from financing activities:		
Return of contributed capital and dividend to parent		(10,000)
Net increase in cash and cash equivalents		1,895
Cash and cash equivalents at beginning of year		23,447
Cash and cash equivalents at end of year	$	25,342

Supplemental disclosure of cash flow information

Interest received	$	1,231
Income taxes paid to parent		4,563

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2006

		Common stock	Additional paid-in capital	Retained earnings	Total
		(In thousands)			
Balance at January 1, 2006	$	75	24,944	3,656	28,675
Net income		-	-	7,720	7,720
Return of contributed capital and dividend to parent		-	(6,344)	(3,656)	(10,000)
Stock-based compensation expense		-	1,317	-	1,317
Balance at December 31, 2006	$	75	19,917	7,720	27,712

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of Manufacturers and Traders Trust Company ("M&T Bank"). The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual fund, annuity and insurance products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or is cleared utilizing the clearing broker. Annuity and life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security transactions and as riskless principal when conducting business involving other fixed income government and corporate securities. As principal, securities are purchased from other municipal dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from other brokers and securities dealers at the market rate and simultaneously marks up the securities upon delivery to the customer. From time to time, the Company also participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. On occasion, the Company may act as the sole underwriter for municipal bond issues of less than $1 million (par amount) or municipal notes. Revenues associated with these activities are included in trading revenue in the statement of income.

The Company has agreements with an open-end registered investment management company, the MTB Group of Funds, under which the Company provides shareholder and other administrative services. M&T Bank assigned these agreements to the Company. The associated revenues totaled $6,907,000 in 2006 and are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the National Association of Securities Dealers, Inc. and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of this statement, cash and cash equivalents consist of the operating checking account with M&T Bank and investments in the MTB Money Market Mutual Fund.

Securities owned

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenue in the statement of income.

Investment in MTB Money Market Mutual Fund

The Company invests available funds in excess of anticipated liquidity requirements in the MTB Money Market Mutual Fund. This mutual fund predominately invests in short-term debt obligations issued by the U.S. government, banks and corporations. Income earned on the investment is included in interest income in the statement of income.

Commissions and clearing broker fees

Commissions from brokerage services and sales of mutual funds and annuities that are reasonably estimable are recorded as income on the trade date. Commissions from life insurance sales are recorded when received from the insurance companies. Clearing broker fees and other expenses are recognized as incurred.

2. Summary of significant accounting policies, continued

Stock-based compensation

Employees of the Company have been granted options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under stock option plans of M&T. The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expense in the statement of income and totaled $1,317,000 in 2006.

Information regarding the stock option plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the Securities and Exchange Commission ("SEC"). As of December 31, 2006, outstanding stock options awarded to the Company's employees totaled 240,807, of which 152,418 were exercisable.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and combined New York State income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits for the defined benefit plan accrue to participants based on their level of compensation and number of years of service. Amounts contributed to that plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense for the defined benefit plan recognized by the Company in 2006 was $585,000. Effective January 1, 2006, M&T began to provide a new noncontributory defined contribution pension plan. Amounts contributed by M&T to the plan are based on an individual participant's total compensation (generally defined as total wages, incentive compensation, commissions and bonuses) and years of service. Pension expense recorded by the Company in 2006 related to the defined contribution plan was $509,000. Expenses related to the pension plans are included in employee compensation and benefits expense in the statement of income.

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are covered in the plan. The postretirement benefits expense recognized by the Company in 2006 was $145,000. Such expense is included in employee compensation and benefits expense.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the Savings Plan totaled $1,164,000 in 2006.

4. Income taxes

The components of income taxes were as follows:

	(In thousands)
Current	
Federal	$4,774
State and city	1,143
Total current	5,917
Deferred	
Federal	(218)
State and city	(41)
Total deferred	(259)
Total income tax expense	$5,658

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory rate	$4,682
State and city income taxes, net of federal income tax effect	716
Stock-based compensation	251
Other	9
	$5,658

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$1,082
Incentive compensation plans	153
Depreciation and amortization	126
Other	36
Total deferred tax assets	1,397
Intangible assets	(221)
Total deferred tax liabilities	(221)
Net deferred tax asset	$1,176

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

5. Related party transactions

Cash and money-market assets

The Company maintains a checking account with M&T Bank. When available, funds are invested in the MTB Money Market Mutual Fund, a mutual fund managed by MTB Investment Advisors, Inc., a wholly owned subsidiary of M&T Bank. The Company also maintains deposit accounts with M&T Bank that are segregated for the benefit of customers under rule 15c3-3 of the SEC and to facilitate other customer transactions.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2006 related to premises of M&T Bank occupied by the Company totaled $12,062,000, and was equal to 20% of adjusted gross commission income earned by the Company from sales at certain banking offices, less sales management, marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or leased by M&T Bank. Occupancy expense related to those facilities amounted to $1,079,000 in 2006.

Payable due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Brokerage services

From time to time, the Company executes securities transactions for M&T. Commission revenue related to these transactions amounted to $139,000 in 2006.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $457,000 in 2006 and were included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $72,000 in 2006 and were included in other expenses in the statement of income.

5. Related party transactions, continued

Services performed by parent

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $4,192,000 in 2006.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $20,547,000 at December 31, 2006, which was $19,555,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1 at December 31, 2006.

7. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

7. Contingent liabilities, continued

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

Schedule I

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006
(In thousands)

Net capital

Stockholder's equity	$	27,712
Capital adjustment for non-allowable assets:		
Deferred income taxes		1,176
Furniture and equipment		806
Various asset accounts not offset against related liabilities		4,596
Net capital before haircut on securities positions		21,134
Haircut on securities positions		587
Net capital		20,547
Required net capital (6 2/3% of aggregate indebtedness of $14,874)		992
Excess net capital	$	19,555

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2006.

M&T SECURITIES, INC.
Statement of Exemption Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2006

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.


END